5/22


03050814

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Marubeni Corp

*CURRENT ADDRESS


PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 616 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 5/28/03

Marubeni
CORPORATION

Financial Results for FY2002

(April 1, 2002～March 31, 2003)

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of statements written initially in Japanese.

The original in Japanese should be considered the primary version.

Financial Results for FY2002

Contents

I. Consolidated Financial Results for FY2002

1. Consolidated Statements of Operations	1 - 2
2. Consolidated Balance Sheets	3 - 6
3. Consolidated Statements of Cash Flows	7
4. Consolidated Companies	8 - 12
5. Segment Information	13 - 16
6. Risk Exposures to Specific Countries	17
7. Outstanding Balance of Real Estate for Sale and Lease	18
8. Disposition of Employees (Non-consolidated basis)	18
<Reference> Transition of Consolidated Financial Results	19

II. Financial Prospects for FY2003 20

<Reference>

Summary of Consolidated Financial Statements for FY2002

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

I. Consolidated Financial Results for FY2002

Marubeni Corporation

1. Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2003	**2002**	**Variance**	**Ratio**
Total volume of trading transactions	**¥8,793,303**	¥8,972,245	¥ - 178,942	- 2.0%
Gross trading profit	**¥ 424,643**	¥ 436,804	¥ - 12,161	- 2.8%
(ratio)	**(4.83%)**	(4.87%)		
Expenses:				
Selling, general and administrative expenses	**- 345,612**	- 392,092	46,480	- 11.9%
Provision for doubtful accounts	**- 5,660**	- 43,936	38,276	- 87.1%
Total	**- 351,272**	- 436,028	84,756	- 19.4%
Operating profit	**73,371**	776	72,595	-
Other income (expenses):				
Interest expense, net of interest income	**- 23,513**	- 29,492	5,979	- 20.3%
Dividends	**6,797**	7,477	- 680	- 9.1 %
Gain (loss) on investment securities	**- 12,732**	- 83,814	71,082	-
Gain (loss) on property and equipment	**8,530**	- 43,636	52,166	-
Other - net	**- 19,287**	- 16,466	- 2,821	-
Total	**- 40,205**	- 165,931	125,726	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**33,166**	- 165,155	198,321	-
Provision for income taxes	**- 16,274**	67,674	- 83,948	-
Income (loss) before equity in earnings (losses) of affiliated companies	**16,892**	- 97,481	114,373	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**13,420**	- 18,937	32,357	-
Net income (loss)	**¥ 30,312**	¥ - 116,418	¥ 146,730	-

*These financial statements are based on US GAAP.

1. Gross trading profit by operating segment:

	FY2002	FY2001	Variance	(Main reasons for increase/ decrease)
	Billions of yen			
IT Business	32.6	33.2	-0.6	Decrease in income due to decline of trade volume of Asian submarine cable related transactions and trade volume of PC due to low market
Utility & Infrastructure	11.8	10.6	1.3	Increase in revenue due to trade expansion in power producing business for South-East Asian countries and water pipe line project in UAE
Plant & Ship	13.9	10.3	3.6	Increase mainly in trading of energy & chemical plants for Africa and the Near and Middle East
Transportation & Industrial Machinery	54.4	52.5	1.9	Increase in aircraft and industrial machinery related business
Energy	29.6	30.3	-0.7	Decrease in dealing of crude oil
Metals & Mineral Resources	14.0	14.6	-0.6	Decrease due to fall in market price
Chemicals	29.3	28.7	0.6	Increase in organic chemical and synthetic fiber material and others due to rising raw material prices
Forest Products & General Merchandise	41.2	40.8	0.4	Improvement due to cost cutting and margin increase at paper related business
Agri-Marine Products	58.6	60.3	-1.7	Due to the exclusion of Nillo Oil Mills Co., Ltd.
Textile	24.5	28.1	-3.6	Influence due to low domestic market
Development & Construction	34.0	32.2	1.8	Increase in sales of domestic housing projects
Finance & Logistics Business	6.5	6.8	-0.3	Due to the exclusion of Marubeni General Leasing
Domestic Branches and Offices	6.1	6.6	-0.5	Decrease due to transfer of iron & steel business
Overseas Corporate Subsidiaries	72.8	74.7	-1.9	Decrease due to transfer of iron & steel business
Corporate & elimination, etc.	-4.6	7.3	-11.9	
Consolidated	424.6	436.8	-12.2	

2. Expenses:

	FY2002	FY2001	Variance	(Breakdown for FY2002)
Selling, general and administrative expenses	-345.6	-392.1	46.5	
(Personnel expenses)	(- 165.3)	(- 187.5)	(22.1)	Parent +6.5, Subsidiaries +15.6
(Transportation expenses)	(- 13.4)	(- 16.5)	(3.1)	Parent +1.1, Subsidiaries +2.0
(Service commisions)	(- 13.6)	(- 14.9)	(1.4)	Parent +3.4, Subsidiaries -2.0
(Depreciation expenses)	(- 22.8)	(- 23.3)	(0.5)	Parent +0.5
Provision for doubtful accounts	-5.7	-43.9	38.3	
Total	-351.3	-436.0	84.8	

3. Financial Expenses:

	FY2002	FY2001	Variance	(Main reasons for increase/ decrease)
Interest income	26.6	45.8	- 19.2	Interest rate down and principal decreased
Interest expense	-50.1	-75.3	25.1	Interest rate down and principal decreased
(Interest - net)	(- 23.5)	(- 29.5)	(6.0)	
Dividends	6.8	7.5	- 0.7	
Total	-16.7	-22.0	5.3	

4. Gain (loss) on investment securities:

	FY2002	FY2001	Variance	(Breakdown for FY2002)
Gain (loss) on investment securities	14.4	13.4	0.9	Gain on sales of listed equity securities (Parent) 5.4, Gain from equity swap 6.6, Loss related to a pension trust fund -1.6
Evaluation losses on investment securities	-27.1	-97.2	70.2	Evaluation losses related to bankstocks -23.3
Total	-12.7	-83.8	71.1	

5. Gain (loss) on property and equipment:

	FY2002	FY2001	Variance	(Breakdown for FY2002)
Gain on sales of property and equipment	14.3	2.0	12.3	Parent 2.4, Subsidiaries 11.9
Loss on sales of property and equipment/ appraisal losses	-5.8	-45.6	39.8	Parent -2.0, Subsidiaries -3.8
Total	8.5	-43.6	52.2	

6. Other-net

	FY2002	FY2001	Variance	(Main reasons for increase/ decrease)
Gain (loss) on foreign exchange	-5.3	6.2	-11.5	Influence from high yen rate
Loss on affiliated companies	-12.5	-16.7	4.1	
Minority interests in consolidated subsidiaries	-3.2	-1.2	-2.0	
Other	1.7	-4.7	6.4	
Total	-19.3	-16.5	-2.8	

7. Equity in earnings and losses (after income tax effects)

	FY2002	FY2001	Variance
Uni-Mar Energi	5.5	7.5	-2.0
Marubeni-Itochu Steel Inc.	3.3	1.0	2.3
COMPANIA DE NITROGENO	2.0	0.3	1.7
COMPANIA DE SERVICIOS	1.5	-0.4	1.9
EVER POWER IPP CO. LTD.	1.4	0.8	0.6
Marusumi Paper Co.	1.1	1.0	0.1
P.T. Chandra Asri	-2.0	-11.0	9.0
Other	0.6	-18.1	18.7
Total	13.4	-18.9	32.3

Marubeni Corporation

2. Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2003	2002	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 480,842**	¥ 471,978	**¥ 8,864**
Investment securities	**13,290**	63,949	**- 50,659**
Notes and accounts receivable - trade:			
Notes receivable	**108,048**	181,566	**- 73,518**
Accounts receivable	**824,784**	919,741	**- 94,957**
Due from affiliated companies	**131,655**	182,708	**- 51,053**
Allowance for doubtful accounts	**- 32,068**	- 34,213	**2,145**
Inventories	**397,714**	439,278	**- 41,564**
Advance payments to suppliers	**67,741**	67,074	**667**
Deferred income taxes	**34,594**	33,207	**1,387**
Prepaid expenses and other current assets	**175,474**	162,271	**13,203**
Total current assets	**2,202,074**	2,487,559	**- 285,485**
Investments and long-term receivables:			
Affiliated companies	**364,648**	283,944	**80,704**
Securities and other investments	**450,544**	553,857	**- 103,313**
Notes, loans and accounts receivable - trade	**356,349**	447,595	**-91,246**
Allowance for doubtful accounts	**- 110,462**	- 115,341	**4,879**
Property leased to others, at cost, less accumulated depreciation	**201,871**	249,781	**- 47,910**
Total investments and long-term receivables	**1,262,950**	1,419,836	**- 156,886**
Net property and equipment	**460,331**	511,874	**- 51,543**
Prepaid pension cost	**113,005**	93,829	**19,176**
Deferred income taxes	**157,335**	154,391	**2,944**
Intangible fixed assets	**42,236**	48,136	**- 5,900**
Goodwill	**23,553**	17,393	**6,160**
Other assets	**59,998**	72,651	**- 12,653**
Total assets	**¥4,321,482**	¥4,805,669	**¥ - 484,187**

*According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY2001. Thus, consolidated additional paid-in capital and legal reserve are decreased by ¥129,228 million and ¥18,843 million, respectively, while retained earnings is increased by the same amount for this period.

*These financial statements are based on US GAAP.

1. Major Increase/Decrease

Assets

	Billions of yen		
	March 03	Variance from March 02	
Investment Securities	13.3	- 50.7	Decrease due to redemption of debt securities etc.
Notes receivable	108.0	- 73.5	Decrease in *Textile, Forest Products & General Merchandise, etc.*
Accounts receivable	824.8	- 95.0	Decrease in *Finance & Logistics, Plant & Ship, etc.*
Due from affiliated companies	131.7	- 51.1	Decrease due to debt-equity conversion for Chandra Asri, etc.
Inventories	397.7	- 41.6	Decrease in *Development & Construction,* etc.
Investments and long-term receivables from affiliated companies	364.6	+ 80.7	Increase due to debt-equity conversion for Chandra Asri, etc.
Securities and other investments	450.5	- 103.3	Decrease due to evaluation losses on listed equity securities and decrease of debt securities, etc.
Notes, loans and accounts receivable - trade	356.3	- 91.2	Decrease due to sales and early repayments of overseas receivables, etc.
Property leased to others, at cost, less accumulated depreciation	201.9	- 47.9	Decrease mainly in Marubeni General Leasing
Net property and equipment	460.3	- 51.5	Decrease due to sale of Osaka Head Office building etc.
Deferred income taxes (Assets) (Current/Fixed)	191.9	+ 4.3	
Deferred income taxes (Liabilities) (Current/Fixed)	13.0	+ 5.1	
Deferred income taxes-net	179.0	- 0.8	

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2003	2002	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 561,139	¥ 719,254	¥ -158,115
Current portion of long-term debt	402,186	528,048	- 125,862
Notes and accounts payable-trade			
Notes and acceptances payable	196,282	222,066	- 25,784
Accounts payable	608,386	624,962	- 16,576
Due to affiliated companies	44,717	52,371	- 7,654
Advance payments received from customers	60,553	58,138	2,415
Income taxes	13,773	10,967	2,806
Deferred income taxes	1,984	1,490	494
Accrued expenses and other current liabilities	216,880	223,912	- 7,032
Total current liabilities	2,105,900	2,441,208	- 335,308
Long-term debt, less current portion	1,902,327	2,048,454	- 146,127
Employees' retirement benefits	9,571	12,893	- 3,322
Deferred income taxes	10,972	6,345	4,627
Minority interests in consolidated subsidiaries	32,661	32,874	- 213
Shareholders' equity:			
Common stock	194,039	194,039	-
Additional paid-in capital	87,765	216,993	- 129,228
Retained earnings (losses)	64,786	- 94,754	159,540
Accumulated other comprehensive loss	- 86,441	- 52,375	- 34,066
Cost of common stock in treasury	- 98	- 8	- 90
Total shareholders' equity	260,051	263,895	- 3,844
Total liabilities and shareholders' equity	¥4,321,482	¥4,805,669	¥ - 484,187

	2003	2002	Variance
Cash and cash equivalents:	¥ 466,511	¥ 466,642	¥ - 131
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	¥ - 8,363	¥ 386	¥ - 8,749
Currency translation adjustments, net of reclassification	-72,680	- 51,826	- 20,854
Minimum pension liability adjustment	- 582	- 220	- 362
Net unrealized losses on derivatives	- 4,816	- 715	- 4,101

* At this fiscal year end, 133,527 million yen of the total of "Short-term loans" and "Current portion of long-term debt" are reclassified as long-term debt in accordance with the FAS No. 6 "Classification of short-term obligations expected to be refinanced", since the Company has the intent to refinance these loans on a long-term basis and the possibility of those refinancing are secured by a long-term syndicated Japanese yen loan facility contracted for this period.

1. Major Increase/Decrease (cont.)

Liabilities

	Billions of yen		
	March 03	Variance from March 02	
Short-term loans	561.1	-158.1	Decrease mainly in financial subsidiaries
Current portion of long-term debt	402.2	-125.9	Decrease mainly in Parent, and financial subsidiaries
Long-term interest-bearing debt, less current portion	1,781.6	-155.9	Decrease mainly in Parent and financial subsidiaries
Short & long-term loans, debentures	2,745.0	-439.9	
Net interest-bearing debt	2,264.1	-448.8	Effects of FASB133 +41.0, Net interest-bearing debt excluding effects of FASB133 2,223.1 (Variance -450.1)
Notes and acceptances payable	196.3	-25.8	Decrease in *Agri-marine Products* and *Textile*

Shareholders' equity

	Billions of yen		
	March 03	Variance from March 02	
Total shareholders' equity	260.1	-3.8	Currency translation adjustments, net of reclassification -20.9, Net unrealized gains (losses) on investment securities, net of reclassification -8.7, Net unrealized losses on derivatives -4.1, Net income 30.3

2. Financial Position

	March 03	March 02	
Ratio of net worth to total assets	6.00%	5.50%	
Current ratio	104.6%	101.9%	
D/E ratio ※	8.71 times	10.28 times	※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	FY2002	FY2001
R O A	0.66%	-
R O E	11.57%	-

Marubeni Corporation

3. Consolidated Statements of Cash Flows

	Millions of yen	
	Year ended March 31, 2003	
Operating activities		
Net income (loss)	¥ 30,312	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	63,665	
Provision for doubtful accounts	5,660	Adjustment to non-cash profit (loss)
Equity in (earnings) losses of affiliated companies- net	- 5,555	
(Gain) loss on investment securities	12,732	
(Gain) loss on property and equipment	- 8,530	
Deferred income taxes	- 657	
Changes in operating assets and liabilities:		
Notes and accounts receivable	76,603	Decrease mainly due to collection of receivables mainly in *Forest Products & General Merchandise* and in *Transportation & Industrial Machinery*
Inventories	15,637	
Advance payments to suppliers and prepaid expenses and other current assets	- 1,062	
Prepaid pension cost	- 8,819	
Notes, acceptances and accounts payable	- 13,898	
Advance payments received from customers and accrued and other current liabilities	19,155	
Income taxes	3,996	
Other	5,549	
Net cash provided by operating activities	194,788	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	108,092	Decrease mainly due to redemption of debt securities
Purchases of securities and other investments	- 82,796	
Proceeds from sales of property and equipment and property leased to others	47,783	Sales of Osaka Head Office building and Nagoya Office building, etc.
Purchases of property and equipment and property leased to others	- 59,663	Purchase of leased assets by leasing subsidiaries and overseas corporate subsidiaries
Collection of loans receivable	165,363	Collection and sales of overseas receivables in machinery related business and collection of receivables in financial subsidiaries
Loans made to customers	- 61,523	
Other	- 4,015	
Net cash provided (used) by investing activities	113,241	
(Free cash flow)	(308,029)	
Financing activities		
Net decrease (increase) in short-term loans	- 53,423	Free cash flows used for repayment of loans
Proceeds from long-term debt	368,218	
Payments of long-term debt	- 609,920	
(Purchase) sale of treasury stock	- 90	
Other	1,214	
Net cash used (provided) in financing activities	- 294,001	
Effect of exchange rate changes on cash and cash equivalents	- 14,159	
Net (decrease) increase in cash and cash equivalents	- 131	
Cash and cash equivalents at beginning of year	466,642	
Cash and cash equivalents at end of year	466,511	

These financial statements are based on US GAAP.

Marubeni Corporation
4. Consolidated Companies

1. Number of consolidated companies

		March 31 2003	Established Bought	Control Influence	Liquidated Divestiture	March 31 2002	Variance
Subsidiaries	Domestic	122	3	0	-18	137	-15
	Overseas *1	205	5	0	-17	217	-12
	Total *1	327	8	0	-35	354	-27
Affiliated companies	Domestic	54	5	1	-2	50	4
	Overseas	103	2	1	-11	111	-8
	Total	157	7	2	-13	161	-4
	Domestic	176	8	1	-20	187	-11
	Overseas	308	7	1	-28	328	-20
	Total	484	15	2	-48	515	-31

*1 Included in Control/ Influence: (Increase) +1 and (Decrease) -1

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
The Nisshin Oillio Group, Ltd.	YEN	16,332 mil	15.00%	Manufacture and sales of edible oils
Metro Cash & Carry Japan K.K.	YEN	3,490 mil	20.00%	Wholesale of foods for professional customers such as hotels, restaurants and caterers
Saitama Pet Bottle Recycle Co., Ltd.	YEN	300 mil	100.00%	Manufacture and sales of recycled PET flake
Marubeni Trading (Shenzhen) Limited	RMB	4.138 mil	100.00%	Overseas corporate subsidiary
Marubeni Information Technology (Shanghai) Co., Ltd.	RMB	8.277 mil	100.00%	Export and import of electronic materials and parts
Jiangyin Taiyo Worsted Spinning Co.,Ltd.	RMB	101.908 mil	30.00%	Manufacture and sales of worsted yarn

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Fuyo General Lease Co., Ltd.	Dilution	27.92%	Leasing, installment sales, real estate rental, and finance
Japan Settlement Information Center Ltd.	Sold	50.30%	Data processing and settlement through debit card
Nikko Oil Mills Co., Ltd.	Equity Swap	70.00%	Manufacture and sales of vegetable oil and oil cakes
Vectant Inc.	Liquidated	100.00%	Investment in data and communication line providers
JG Summit Petrochemical	Sold	20.00%	Production and sales of polyethylene and polypropylene
Deutsch-Japanisches Center GmbH	Sold	73.23%	Office leasing and hotel operation

4. Increase/Decrease of Consolidated Companies & Surplus/Deficit

Increase/Decrease of Consolidated Companies & Surplus/Deficit Amount (billions of yen)

		March 31, 2003			March 31, 2002			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	128	247	375	134	257	391	-6	-10	-16
	Surplus amount	24.4	40.9	65.3	16.1	34.9	51.0	8.3	6.0	14.3
Loss-making companies	No. of companies	48	61	109	53	71	124	-5	-10	-15
	Deficit amount	-17.1	-14.0	-31.1	-26.4	-81.1	-107.5	9.3	67.1	76.4
Ratio of profit-making companies		72.7%	80.2%	77.5%	71.7%	78.4%	75.9%	1.1 points	1.8 points	1.6 points

* Surplus and deficit amounts are consolidated income/loss basis

Transition of number of profit-making/loss-making consolidated companies

		FY1999	FY2000	FY2001	FY2002
1st Half	Profit-making companies	442 (64%)	441 (69%)	403 (69%)	385 (77%)
	Loss-making companies	247 (36%)	195 (31%)	180 (31%)	115 (23%)
	Total	689	636	583	500
Full-year	Profit-making companies	476 (74%)	480 (80%)	391 (76%)	375 (78%)
	Loss-making companies	170 (26%)	118 (20%)	124 (24%)	109 (23%)
	Total	646	598	515	484

5. Influence of newly included companies / excluded companies on Consolidated P/L

Influence on consolidated P/L (Variance from March, 2002)

(billions of yen)

Profit & Loss	Newly included	Excluded	Net influence
Total volume of trading transactions	11.5	492.9	-481.4
Gross trading profit	0.1	29.3	-29.2
SGA expenses	-0.1	-30.7	+30.6
Operating profit	0.0	-1.7	+1.7
Interest expense-net	-0.0	-2.7	+2.7
Dividends	0.0	0.5	-0.5
Equity in earnings (losses) of affiliated companies	-0.9	-0.6	-0.2

<Major influences of newly included companies> (billions of yen)

Company Name (Business Division)	Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Marubeni Information Technology (Shanghai) Co., Ltd. (Chemicals)	8.7	0.1	-0.1	0.0	0.0	0.0
Other	2.8	0.0	0.0	0.0	-0.0	0.0
Total	11.5	0.1	-0.1	0.0	-0.0	0.0

<Major influences of excluded companies>

Company Name (Business Division)		Total volume of trading transactions	Gross trading profit	SGA expenses	Operating profit	Interest expense-net	Dividends
Transfer of *Iron & Steel* to Marubeni-Itochu Steel Inc.		-364.7	-18.3	14.8	-3.3	1.5	-0.4
(Iron & Steel)	FY2002	-	-	-	-	-	-
	Previous term	364.7	18.3	-14.8	3.3	-1.5	0.4
ROYAL MARITIME		-41.1	-1.8	0.0	-1.8	0.5	0.0
(Plant & Ship)	FY2002	-	-	-	-	-	-
	Previous term	41.1	1.8	0.0	1.8	-0.5	0.0
Marubeni Infotec Corp.		-28.9	-1.8	1.9	0.1	0.1	-0.0
(IT Business)	FY2002	74.1	4.3	-4.4	-0.1	-0.1	0.0
	Previous term	103.0	6.1	-6.2	-0.1	-0.2	0.0
Nikko Oil Mills Co., Ltd.		-15.6	-4.4	4.2	-0.2	0.0	-0.0
(Agri-Marine Products)	FY2002	-	-	-	-	-	-
	Previous term	15.6	4.4	-4.2	0.2	-0.0	0.0
Swift Spinning Inc.		-7.4	2.6	0.4	2.9	0.8	0.0
(Plant & Ship)	FY2002	4.6	0.6	-0.5	0.1	-0.1	0.0
	Previous term	12.0	-1.9	-0.8	-2.8	-0.9	0.0
Marubeni General Leasing Corp.		-5.9	-0.2	0.3	0.1	0.0	0.0
(Finance & Logistics Business)	FY2002	13.6	1.6	-0.8	0.8	0.0	0.0
	Previous term	19.5	1.8	-1.1	0.7	0.0	0.0
Others		-29.2	-5.3	9.2	4.0	-0.3	-0.1
	FY2002	18.8	4.2	-4.2	0.2	-0.7	-0.0
	Previous term	48.1	9.6	-13.4	-3.8	-0.4	0.0
Total		-492.9	-29.3	30.7	1.7	2.7	-0.5
	FY2002	111.1	10.7	-9.8	1.0	-0.9	0.0
	Previous term	604.0	40.0	-40.5	-0.7	-3.6	0.5

Details of Net Income (Loss) of Consolidated Subsidiaries for FY2002

(billions of yen)

Subsidiary	Share (%)	Net Income (Loss)			FY2003 Prospects	Outline of FY2002
		FY2002	FY2001	Increase/ Decrease		
Domestic						
BENIREI CORPORATION	74.59	3.9	0.2	+3.7	0.3	Sales of fixed assets
Marubeni Energy	100.00	1.4	0.4	+1.0	0.9	Increase in gross trading profit and cost curtailment
Koa Kogyo	77.52	0.6	0.4	+0.2	0.4	Increase in volume
Marubeni Real Estate Co., Ltd.	100.00	0.6	0.8	-0.2	0.4	Decrease in gross trading profit etc.
Benny Estate Service Co., Ltd.	99.34	0.5	0.6	-0.1	0.4	Steady operating performance
NEXION CORPORATION	96.43	-1.0	-1.6	+0.6	-0.3	Accumulating sales to NHK
Metro Access (*)	80.00	-1.1	(-0.7)	(-0.4)	-0.9	Purchased from Vectant Inc. in FY2002. Preceding equipment investments
Marubeni Construction Co., Ltd.	100.00	-1.3	-9.1	+7.8	-3.0	Decrease in extraordinary losses, etc.
Global Solution (*)	100.00	-1.6	(-10.4)	(+8.8)	-2.5	Purchased from Vectant Inc. in FY2002.
Global Access (*)	100.00	-2.7	(-2.1)	(-0.6)	-2.2	Purchased from Vectant Inc. in FY2002.
Meditec Corporation	100.00	-2.9	-1.1	-1.8	-1.3	Expenses related to recall
Others	-	10.0	-2.8	+12.8	-	
Domestic total	-	6.4	-12.2	+18.6	-	
Overseas						
Marubeni America Corporation	100.00	2.4	-8.6	+11.0	2.8	Substantial recovery due to posting of restructuring costs in FY2001
Marubeni LNG International B.V.	100.00	2.3	2.4	-0.1	1.3	Continuous smooth operation of Qatar LNG Project
Marubeni Oil And Gas (UK)	100.00	1.7	1.1	+0.6	1.5	Good performance of oil and natural gas production business at the North Sea
M. International Finance p.l.c.	100.00	1.7	1.8	-0.1	0.7	Stable operating performance
M.ALUMINIUM AUSTRALIA PTY. LTD.	100.00	1.2	2.8	-1.6	0.8	Augmentation of producing costs and corporate taxes
MACMA	100.00	-0.6	-3.1	+2.5	0.5	Though still suffering loss, completed withdrawal from construction machinery sales business in USA
M.Europe	100.00	-0.8	-3.7	+2.9	0.6	Substantial recovery due to posting provision for particular overseas accounts receivable in FY2001
AGROVISTA FRANCE S.A.	100.00	-1.3	0.1	-1.4	-1.1	Depression in pesticide business for horticultural farmers. Impairment losses on goodwill recognized
North Pacific Professors	95.19	-2.9	0.1	-3.0	0.0	Expenses (3.0 billion yen) related to settlement of law suit
Birkby's Plastics	100.00	-3.1	-1.2	-1.9	-	Divestiture
Vectant Inc. (excluding Equity loss of PC	-	5.8	-18.3	+24.1	-	Liquidated in FY2002. Gain on equity swap 6.6 billion yen recognized in the 1Q of FY2002
Others	-	7.9	1.2	+6.7	-	
Overseas total	-	14.3	-25.4	+39.7	-	
Total	-	20.7	-37.6	+58.3	-	

(*) Net income/loss for Metro Access, Global Solution, and Global Access for FY01 is included in Vectant Inc.

Details of Equity in Earnings (Losses) of Affiliated Companies for FY2002

(billions of yen)

Affiliated Company	Share (%)	Net Income (Loss)			FY2003 prospects	Outline of FY2002
		FY2002	FY2001	Increase/ Decrease		
Domestic						
Marubeni-Itochu Steel Inc.	50.00	3.3	1.0	+2.3	2.8	Itochu (50%) / Favorable condition in trading and overseas business, such as overseas projects
Marusumi Paper Co.	32.16	1.1	1.0	+0.1	0.9	HOSHIKAWA, Kazuharu (13.5%)
YAMABOSHIYA CO., LTD	44.74	0.5	0.2	+0.3	0.5	MEIJI SEIKA(6.36%)/ Increase in profits due to improvement in SGA expenses
Tipness Corp.	28.57	0.3	0.2	+0.1	0.3	Suntory (71.43%)/ Increase in membership fees income
Nasca Corp.	31.43	0.2	0.2	+0.0	0.2	Itochu (14.39%), Nippon Information Industry Corp. (12.97%)/ The number of system users (Pachinko Parlors) increased
Marubeni Construction Material Lease Co., Ltd.	34.19	0.2	-1.0	+1.2	*	Odakyu Construction Co. Ltd. (7.11%), Asahi Bank (3.65%)/ Establishment of low cost operation and increased orders
Metro Cash & Carry Japan K.K.	20.00	-0.3	0.0	-0.3	-0.3	Metro Cash & Carry Int'l Holding (80.00%)/ Expenditure related to new stores preceded
The Nisshin Oillio Group, Ltd.	15.00	-0.3	-	-0.3	0.2	Mitsubishi Corp.(16.63%)/ A new holding company split from The Nisshin Oil Co., Ltd.
Japan Cablenet Holdings Ltd.	23.00	-0.4	-0.5	+0.1	-0.3	Fujitsu (28%), TEPCO (23%), SECOM (23%)/ The number of subscribers increased
Nacx Nakamura Corp.	20.00	-0.4	0.1	-0.5	0.3	Nakamura Kosan (40%)/ Decrease in sales due to store closure of a major customer
ASANO ENGINEERING CO., LTD.	47.46	-0.4	-1.1	+0.7	-0.9	Nihon Hodo KK (47.46%)/ Decrease in extraordinary losses
Sumatra Pulp Corporation	49.95	-1.1	-1.7	+0.6	-1.1	JBIC (42.70%), Nippon Paper Industries (7.40%)/ Improved due to pulp price increase and interest rate decline
Others	-	-1.9	3.5	-5.4	-	
Domestic total	-	0.8	1.9	-1.1	-	
Overseas						
Uni-Mar Enerji Yatirimlari A.S.	33.33	5.5	7.5	-2.0	2.2	Unit Group (33.33%), International Power (33.33%)/ Decrease in profit in Japanese yen due to depreciation of Turkish Lira
Compania de Nitorogeno	35.00	2.0	0.3	+1.7	0.0	BOC (35%), Duke Energy (30%) / Improvement due to insurance money received and tax return
Compania de Servicios de Compresion de Campeche, S.A. de C.V.	50.00	1.5	-0.4	+1.9	0.9	Duke Energy (50%) / Continuation of steady operation since its commencement from 2nd Half of FY2001
EVER POWER IPP COMPANY LTD.	25.27	1.4	0.8	+0.6	0.6	Wangs Brother Motor Co., Ltd. (30%), Singapore Power International (25%), Ever Fortune Industrial Co., Ltd. (1.751%)/ Increase in revenue from electric power sales
Dampier Salt Limited	20.44	0.9	1.1	-0.2	0.5	Rio Tinto Group (64.94%), Nissho Iwai Corp. (10.12%)/ Decrease due to fall in sales price
Shenzhen Sino-Benny	49.00	0.8	0.2	+0.6	0.5	Shenzhen Gas Corporation Ltd. (51%), / Steady performance of LPG sales
THAI COLD ROLLED STEEL SHEET P.C.L.	37.57	0.8	-7.0	+7.8	0.5	NKK (38.41%)/ Recovered from lump-sum amortization of goodwill recognized in FY2001. Into the black in FY2002
ROYAL MARITIME	49.00	-0.4	0.4	-0.8	0.2	GLORY SHIPHOLDING MARITIME S.A. (51%)/ Losses due to sales of own vessels, including unprofitable ones
JG SUMMIT PETROCHEMICAL CORPORATION	20.00	-0.4	-0.5	+0.1	-	JG Summit Holdings (80%) / Unconsolidated since the end of FY2002
P.T.Chandra Asri	20.81	-2.0	-11.0	+9.0	-2.2	JIPIC (24.59%)/ Improved due to decrease in interest costs through financial restructuring taken effect in the term
PACIFIC CROSSING	-	-	-20.1	+20.1	-	Excluded in FY2001
Others	-	2.8	7.5	-4.7	-	
Overseas total	-	12.6	-20.8	+33.4	-	
Total	-	13.4	-18.9	+32.3	-	

* Marubeni Constructon Material Lease Co. (listed at TSE Section 2) has not disclosed its FY2003 prospects yet.

Marubeni Corporation
5. Segment Information

(1)-1 Total Volume of Trading Transactions by Operating Segment

(billions of yen)

	FY2002	FY2001	Variance	Major factors
IT business	386.2	467.1	-81.0	Decrease in trade volume of Asian submarine cable-related business and, and in PC-related business due to low market
Utility & infrastructure	421.9	329.8	92.1	Increase due to trade expansion in power producing business for South-East Asian countries and water pipe line project in the Near and Middle East
Plant & ship	736.5	600.7	135.8	Increase due to trade expansion in energy and chemical plant business mainly for Africa and the Middle-East
Transportation & industrial machinery	776.6	774.2	2.4	Increase mainly in aircraft-related business
Energy	2,309.8	2,196.9	112.8	Increase in dealing of petroleum
Metals & mineral resources	442.3	476.1	-33.8	Decrease due to depressed market prices of non-ferrous metals, etc.
Chemicals	569.9	538.9	31.1	Increase mainly organic chemical and synthetic fiber material due to rising crude oil and naphtha prices
Forest products & general merchandise	745.8	728.5	17.3	Despite a decrease in woodchip and paper-related business, increase in natural rubber transactions and favorable turn of plywood market price made an increase in revenue
Agri-marine products	1,023.5	1,044.8	-21.3	Decrease mainly due to a decline in seafood transactions
Textile	370.3	438.4	-68.1	Decrease due to low domestic market as well as reviewing of low profit transactions
Development & construction	185.8	184.9	0.9	Despite reduced construction orders, increase in domestic housing projects
Finance & logistics business	37.8	46.5	-8.6	Due to exclusion of Marubeni General Leasing
Domestic branches and offices	172.9	297.4	-124.4	Decrease mainly due to business transfer of iron & steel business to Marubeni-Itochu Steel Inc.
Overseas corporate subsidiaries and branches	1,065.4	1,100.1	-34.7	Decrease mainly due to business transfer of iron & steel business to Marubeni-Itochu Steel Inc.
Corporate and elimination, etc.	-451.3	-251.9	-199.4	
Consolidated	8,793.3	8,972.2	-178.9	

(1)-2 Gross Trading Profit by Operating Segment

(billions of yen)

	FY2002	FY2001	Variance	Major factors
IT business	32.6	33.2	-0.6	Decrease in profit due to the above mentioned decline in volume
Utility & infrastructure	11.8	10.6	1.3	Increase in profit due to the above mentioned increase in volume
Plant & ship	13.9	10.3	3.6	Increase in profit due to the above mentioned increase in volume, as well as withdrawal from loss-making Swift Spinning Mills businesses in the U.S.
Transportation & industrial machinery	54.4	52.5	1.9	Increase mainly in aircraft and industrial machinery-related business
Energy	29.6	30.3	-0.7	Decrease in petroleum related business
Metals & mineral resources	14.0	14.6	-0.6	
Chemicals	29.3	28.7	0.6	Increase in the above mentioned increase in volume, as well as in vinyl alkali etc.
Forest products & general merchandise	41.2	40.8	0.4	Increase in profit due to cost cutting in paper related business
Agri-marine products	58.6	60.3	-1.7	Decrease due to the exclusion of Nillo Oil Mills Co., Ltd.
Textile	24.5	28.1	-3.6	Decrease in profit due to the above mentioned decline
Development & construction	34.0	32.2	1.8	Margin improvement in housing businesses
Finance & logistics business	6.5	6.8	-0.3	
Domestic branches and offices	6.1	6.6	-0.5	
Overseas corporate subsidiaries and branches	72.8	74.7	-1.9	
Corporate and elimination, etc.	-4.6	7.3	-11.9	
Consolidated	424.6	436.8	-12.2	

(1)-3 Operating Profit (Excluding Restructuring Costs) by Operating Segment

(billions of yen)

	FY02	FY01	Variance
IT business	-7.6	-16.4	8.8
Utility & infrastructure	-3.2	-4.1	0.9
Plant & ship	2.8	-3.1	5.9
Transportation & industrial machinery	7.5	3.4	4.1
Energy	10.9	10.0	0.9
Metals & mineral resources	5.5	5.5	0.0
Chemicals	4.2	3.5	0.7
Forest products & general merchandise	10.8	8.2	2.6
Agri-marine products	14.4	11.4	3.0
Textile	4.5	5.5	-1.0
Development & construction	11.3	8.6	2.7
Finance & logistics business	-0.9	-1.4	0.5
Domestic branches and offices	1.7	-1.1	2.8
Overseas corporate subsidiaries and branches	11.2	9.1	2.1
Corporate and elimination, etc.	8.0	8.1	-0.1
Consolidated	81.1	47.2	33.9

(1)-4 Net Profit by Operating Segment

(billions of yen)

	FY02	FY01	Variance	Major factors
IT business	-8.0	-35.6	27.7	Restructuring costs with regard to Vectant and others in FY01
Utility & infrastructure	4.5	2.0	2.5	Improvement in gross trading profit
Plant & ship	1.3	-30.2	31.5	Improvement in gross trading profit, and posting of restructuring costs regarding PT Chandra Asri in FY01
Transportation & industrial machinery	3.6	-6.3	9.8	Improvement in gross trading profit and curtailment of SGA expenses Evaluation losses and liquidation loss of affiliated companies in FY01
Energy	6.6	5.5	1.1	Cutting of SGA expenses
Metals & mineral resources	1.9	-1.4	3.3	Posting of restructuring costs in FY01
Chemicals	2.1	2.1	0.0	Divestiture loss on a subsidiary in Europe, notwithstanding improvement in gross trading profit and interest expense-net
Forest products & general merchandise	4.9	3.1	1.8	Improvement in gross trading profit, equity in earnings, gains/losses on investment securities, and cutting of expenses
Agri-marine products	7.1	-6.5	13.6	Cutting of expenses, and posting of appraisal loss on investment securities in FY01
Textile	1.9	1.4	0.5	Cutting of expenses, improvement in interest expense-net
Development & construction	-0.2	-23.4	23.2	Improvement in gross trading profit, cutting of expenses, and posting of appraisal loss on fixed assets in FY01
Finance & logistics business	3.3	0.4	0.4	Exclusion of Marubeni General Leasing
Domestic branches and offices	0.8	-1.4	2.2	
Overseas corporate subsidiaries and branches	4.9	-11.4	16.3	Posting of liquidation loss on group companies and posting of bad debts loss
Corporate and elimination, etc.	-4.4	-14.7	10.3	
Consolidated	30.3	-116.4	146.7	

(1)-5 Total Assets by Operating Segment

(billions of yen)

	FY02	FY01	Variance	Major factors
IT business	245.1	263.4	-18.3	Exclusion of Marubeni Infotec, etc.
Utility & infrastructure	232.2	212.8	+19.4	Increase in trade accounts receivable regarding UAE water pipe-line project and overseas IPP projects, etc.
Plant & ship	392.2	402.3	-10.0	Sales of overseas accounts receivable and collection of loans receivable
Transportation & industrial machinery	292.6	329.1	-36.6	Decrease mainly in accounts receivable and collection of loans receivable
Energy	348.3	351.5	-3.1	Decrease due to prepayment of loans receivable
Metals & mineral resources	157.8	177.8	-19.9	Decrease in assets denominated in foreign currency, due to yen appreciation, and collection of loans receivable
Chemicals	147.4	165.7	-18.3	Divestiture of a subsidiary in Europe and unconsolidation of certain subsidiaries
Forest products & general merchandise	299.0	331.8	-32.7	Decrease due to liquidation of trade receivables, and decrease in loans receivable
Agri-marine products	347.5	346.5	+1.0	
Textile	123.9	150.5	-26.6	Decrease in accounts receivable and inventories
Development & construction	377.0	398.5	-21.5	Sales of overseas real estate and asset squeezing at domestic subsidiaries
Finance & logistics business	169.5	340.4	-170.9	Redemption and sale of corporate debentures, and exclusion of Marubeni General Leasing
Domestic branches and offices	60.8	92.5	-31.8	Decrease in accounts receivable and real estate for sale.
Overseas corporate subsidiaries and branches	491.4	563.1	-71.7	Decrease mainly in Marubeni America, Marubeni Europe, and Marubeni Hong Kong & South China
Corporate and elimination, etc.	636.8	679.9	-43.1	
Consolidated	4,321.5	4,805.7	-484.2	

(2)-1 Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		FY02	FY01	Variance	Major factors
Japan	Parent	6,000.1	6,151.7	-151.6	Decrease due to business transfer in iron and steel business
	Subsidiaries	1,895.3	2,012.1	-116.8	Decrease due to business transfer in iron and steel business
	Total	7,895.3	8,163.8	-268.4	
North America	Overseas Corporate Subsidiaries/Branches	677.4	711.0	-33.6	Decrease in Marubeni America (Mainly due to transfer of iron & steel business)
	Other Subsidiaries	929.4	888.9	+40.5	Increase in energy related business
	Total	1,606.8	1,599.9	+6.9	
Europe	Overseas Corporate Subsidiaries/Branches	158.9	130.5	+28.4	Increase in Marubeni Europe p.l.c. (Mainly in alminum related business)
	Other Subsidiaries	292.7	235.6	+57.1	Increase in utility & infrastructure related business
	Total	451.6	366.1	+85.5	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	214.2	227.8	-13.6	Decrease in Marubeni Hong Kong & South China (Mainly in metals & mineral resources related business)
	Other Subsidiaries	346.3	372.6	-26.4	Decrease in energy related business
	Total	560.5	600.5	-40.0	
Others	Overseas Corporate Subsidiaries/Branches	6.1	8.1	-2.0	
	Other Subsidiaries	809.8	812.3	-2.5	
	Total	815.8	820.4	-4.6	
Elimination		-2,536.8	-2,578.4	+41.6	
Consolidated Total		8,793.3	8,972.2	-178.9	

(2)-2 Operating Profit by Geographical Segment

(billions of yen)

		FY02	FY01	Variance	Major Factors
Japan	Parent	22.6	-26.4	+48.9	Posting of restructuring costs in FY01
	Subsidiaries	20.4	12.3	+8.1	Increase in Energy
	Total	42.9	-14.1	+57.0	
North America	Overseas Corporate Subsidiaries/Branches	7.4	4.1	+3.3	Posting of restructuring costs in FY01
	Other Subsidiaries	-0.1	-9.7	+9.6	Exit from unprofitable IT and plant related business
	Total	7.3	-5.6	+12.9	
Europe	Overseas Corporate Subsidiaries/Branches	1.3	-2.8	+4.1	Increase in Marubeni Europe p.l.c.
	Other Subsidiaries	5.4	5.4	+0.0	
	Total	6.7	2.6	+4.1	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	1.2	0.6	+0.6	
	Other Subsidiaries	9.3	11.6	-2.3	Decrease in energy related business and mineral resources related business
	Total	10.5	12.2	-1.7	
Others	Overseas Corporate Subsidiaries/Branches	0.3	0.2	+0.1	
	Other Subsidiaries	5.4	5.5	-0.1	
	Total	5.7	5.8	-0.0	
Elimination		0.2	0.0	+0.2	
Consolidated Total		73.4	0.8	+72.6	

(2)-3 Total Assets by Geographical Segment

(billions of yen)

		March 2003	March 2002	Variance	Major factors
Japan	Parent	1,372.4	1,357.8	+14.6	
	Subsidiaries	784.0	1,040.0	-256.0	Decrease in Finance & Logistics Business and IT Business
	Total	2,156.4	2,397.7	-241.4	
North America	Overseas Corporate Subsidiaries/Branches	238.0	262.2	-24.1	Decrease in Marubeni America (Mainly due to appreciated yen)
	Other Subsidiaries	136.3	158.9	-22.6	Decrease in Transportation & Industrial Machinery
	Total	374.3	421.1	-46.7	
Europe	Overseas Corporate Subsidiaries/Branches	51.9	68.5	-16.7	Decrease in Marubeni Europe p.l.c. (Decrease in financial intermediary business)
	Other Subsidiaries	111.4	141.2	-29.8	Decrease in Development & Construction
	Total	163.3	209.8	-46.5	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	44.5	52.5	-7.9	Decrease in Marubeni Hong Kong (Decrease in financial intermediary business)
	Other Subsidiaries	126.0	123.8	+2.2	Increase in Energy
	Total	170.5	176.3	-5.8	
Others	Overseas Corporate Subsidiaries/Branches	1.2	2.3	-1.1	
	Other Subsidiaries	79.7	86.6	-6.9	Decrease in Energy
	Total	80.9	88.9	-8.0	
Elimination		-118.4	-126.2	+7.7	
Consolidated Total		2,826.9	3,167.6	-340.6	

Marubeni Corporation
6. Risk Exposure to Specific Countries
(As of March 31, 2003)

(billions of yen)

East Asia

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
China	25.1	47.7	10.3	3.3	86.4	12.7	73.7
Hong Kong	1.3	0.0	0.1	0.0	1.4	0.0	1.4
South Korea	1.9	4.3	1.0	1.0	8.2	0.8	7.4
Total	28.3	52.0	11.4	4.3	96.0	13.5	82.5

South-East Asia

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Indonesia	30.4	158.1	28.0	0.4	216.9	44.8	172.1
Phillippines	24.9	30.9	3.4	0.2	59.4	2.4	57.0
Thailand	11.7	2.4	15.8	0.0	29.9	0.6	29.3
Malaysia	3.2	4.6	1.4	0.1	9.3	0.0	9.3
Total	70.2	196.0	48.6	0.7	315.5	47.8	267.7

South-West Asia

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Pakistan	2.4	8.4	4.2	0.6	15.6	0.0	15.6
India	9.9	1.6	0.0	0.1	11.6	0.0	11.6
Total	12.3	10.0	4.2	0.7	27.2	0.0	27.2

Central and South America

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Brasil	6.7	17.1	15.6	4.1	43.5	15.9	27.6
Mexico	2.9	18.8	0.3	0.0	22.0	0.0	22.0
Argentina	1.3	2.2	0.0	1.7	5.2	1.0	4.2
Total	10.9	38.1	15.9	5.8	70.7	16.9	53.8

Other region

Country	Investment	Loan	Guarantee	Others	Gross total	Hedged amount	Net
Turkey	3.5	3.8	1.2	0.7	9.2	0.0	9.2
Nigeria	-	18.5	1.7	1.3	21.5	14.6	6.9
Russia	3.0	1.9	2.4	0.0	7.3	1.7	5.6
Total	6.5	24.2	5.3	2.0	38.0	16.3	21.7

- Equity in earnings/losses of affiliated companies is included in "Investment".
- Risk exposure of SPC's is included in the the countries where its actual investments are made.
- "Net" indicates an amount which is deducted from "Gross" by a hedged portion covered by trade insurances and/or collaterals located in third countries, and so forth.
- "Loan" is composed of short-term loan receivables, rescheduled receivables, temporarily payment related to guarantee, and government and corporate bond receivables, in addition to long-term loan receivables.

7. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2003	March 2002
Real Estate for Sale (Consolidated Basis)	115.1	131.8
Real Estate for Lease (Consolidated Basis)	134.8	151.3

Note: The Company has taken the necessary impairment charges on the US GAAP basis.

8. Disposition of Employees (Non-consolidated basis)

● By office Location

	October 2001	April 2002	October 2002	April 2003	
					Variance from April 2002
Head office	1,987	1,929	1,865	1,873	- 56
Domestic Branches	231	185	176	153	- 32
Domestic group firms	1,275	1,292	1,232	1,151	- 141
Overseas branches and corporate subs.	764	689	676	634	- 55
North America	167	147	141	132	- 15
Europe	126	115	111	106	- 9
Asia	336	308	307	283	- 25
Latin America	48	41	39	38	- 3
Others	87	78	78	75	- 3
Total	4,257	4,095	3,949	3,811	- 284

● By Division

	October 2001	April 2002	October 2002	April 2003	
					Variance from April 2002
Agri-Marine Products	267	259	230	237	- 22
Textile	301	291	284	270	- 21
Forest Products & General Merchandise	258	250	246	236	- 14
Chemicals	288	284	280	278	- 6
Energy	200	202	201	196	- 6
Metals & Mineral Resources	142	139	135	128	- 11
Transportation & Industrial Machinery *1	267	250	240	268	+18
Iron & Steel	100	93	85	80	- 13
Utility & Infrastructure	190	195	192	188	- 7
Plant & Ship	193	186	182	176	- 10
Development & Construction	165	166	166	157	- 9
Finance & Logisticss Business	124	121	119	107	- 14
Telecom & Information *1	—	—	—	181	—
IT Business *1	275	237	231	—	—
Business Incubation	8	9	9	10	+1
Corporate Staff, Others *2 *3	462	483	468	454	- 29
Machinery Accounting *3	43	—	—	—	—
Total Core Staff	3,283	3,165	3,068	2,966	- 199
Assistant Staff, Others	974	930	881	845	- 85
Total	4,257	4,095	3,949	3,811	- 284

*1 *IT Business* divided into *Telecom & Information* and *Transportation & Industrial Machinery* since April 2003

*2 Name changed to *Corporate Staff* since April 2003

*3 Transferred to Accounting Dept. in *Corporate Staff* from April 2002

○ Employment Plan

- Recruitment of core staff for FY2004 — around 50-70 employees
- Prospected number of staffs as of April 2004 — approx. 3,600 employees

<Reference>

Number of employees (consolidated basis) : 28,298 employees (as of September 2002)

<Reference> Transition of Consolidated Financial Results

(billions of yen)

	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002
Total volume of trading transactions	11,960.2	4,688.8	10,222.4	4,499.5	9,436.9	4,525.2	8,972.2	4,312.4	8,793.3
Gross trading profit	522.4	241.3	453.5	242.1	479.8	220.4	436.8	214.6	424.6
Selling, general and administrative expenses	-458.2	-209.8	-411.5	-199.2	-400.4	-199.9	-392.1	-169.1	-345.6
Provision for doubtful accounts	-51.3	-6.0	-25.7	-14.0	-37.9	-39.4	-43.9	-6.1	-5.7
Operating income	12.8	25.6	16.3	28.9	41.5	-18.8	0.8	39.3	73.4
Other profits・expenses	-162.7	-19.3	-10.9	-20.0	-34.8	-140.0	-165.9	-12.8	-40.2
Interest expense-net	-36.2	-17.3	-32.6	-14.5	-29.5	-15.1	-29.5	-11.4	-23.5
Dividends	6.0	2.9	5.2	3.0	7.7	4.4	7.5	3.6	6.8
Gain (loss) on investment securities	-100.9	20.8	49.3	3.8	2.3	-81.8	-83.8	0.5	-12.7
Gain (loss) on property and equipment	0.5	-7.8	-4.8	5.2	3.7	-41.7	-43.6	1.1	8.5
Other-net	-32.2	-17.9	-28.1	-17.4	-19.0	-5.7	-16.5	6.6	-19.3
Income before taxes and equity in earnings (losses)	-149.9	6.2	5.4	8.8	6.7	-158.8	-165.2	26.5	33.2
Equity in earnings (losses)	-6.7	-2.0	3.7	9.7	16.9	-9.0	-18.9	6.5	13.4
Net income (loss)	-117.7	3.3	2.1	6.1	15.0	-107.0	-116.4	17.8	30.3
Core earnings	70.9	39.9	85.4	55.6	106.2	28.9	56.1	55.5	101.3
Spread	34.7	22.6	52.8	41.1	76.7	13.8	26.6	44.1	77.8
Gains from sales of assets	5.8	28.5	68.0	20.6	38.8	11.8	25.2	19.2	42.7

	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002
Total assets	6,511.8	6,204.8	5,584.4	5,389.1	5,320.6	5,255.2	4,805.7	4,401.2	4,321.5
Current assets	3,975.7	3,722.8	3,213.9	2,870.0	2,772.8	2,753.1	2,487.6	2,200.5	2,202.1
Fixed assets and others	2,536.2	2,482.0	2,370.5	2,519.1	2,547.8	2,502.1	2,318.1	2,200.7	2,119.4
Interest-bearing debt	4,546.7	4,310.5	3,736.1	3,496.8	3,428.4	3,511.5	3,184.9	2,914.0	2,745.0
Cash and cash equivalents	580.2	604.0	407.7	321.4	338.5	391.2	472.0	401.3	480.8
Interest-bearing debt-net	3,966.5	3,706.5	3,328.4	3,175.4	3,089.8	3,120.3	2,712.9	2,512.7	2,264.1
Shareholders' equity	354.0	380.8	324.3	309.4	342.3	270.7	263.9	257.9	260.1
Common stock	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0
Additional paid-in capital	217.0	217.0	217.0	217.0	217.0	217.0	217.0	87.8	87.8
Retained earnings (losses)	9.1	7.9	6.6	12.8	21.7	-85.3	-94.8	52.3	64.8
Net unrealized gains (losses) on investment securities, net of reclassification	15.6	51.1	23.3	-1.1	-14.2	9.8	0.4	2.0	-8.4
Currency translation adjustments, net of reclassification	-52.0	-59.0	-86.3	-82.9	-76.0	-64.3	-51.8	-75.1	-72.7
Minimum pension liability adjustment	-29.6	-30.3	-30.4	-30.4	-0.2	-0.2	-0.2	-0.2	-0.6
Net unrealized losses on derivatives	—	—	—	—	—	-0.3	-0.7	-2.8	-4.8
Own stock	—	—	—	—	—	—	—	-0.1	-

Financial Ratios

	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001	1st Half FY2002	FY2002
ROA	—	0.05%	0.03%	0.11%	0.28%	—	—	0.39%	0.66%
ROE	—	0.91%	0.61%	1.93%	4.51%	—	—	6.82%	11.57%
Net Debt-to-Equity Ratio	11.2	9.7	10.3	10.3	9.0	11.5	10.3	9.7	8.7
Shareholders' equity-to Total assets Ratio	5.44%	6.14%	5.81%	5.74%	6.43%	5.15%	5.49%	5.86%	6.00%
Current Ratio	111.7%	114.7%	113.7%	104.2%	101.8%	102.0%	101.9%	100.6%	104.6%

II. Financial Prospects for FY2003

Consolidated Financial Prospects for FY2003 Ending March 31, 2004

(billions of yen)

	FY2003 Prospects	FY2002 Results	Variance	Major reasons for increase/decrease
Total volume of trading transactions	8,200.0	8,800.0	-600.0	
Gross trading profit	420.0	424.6	-4.6	
SGA expenses	-343.0	-351.3	+8.3	Decrease due to liquidation and sales of certain subsidiaries and cost cutting
(Provision for doubtful accounts)	(-8.0)	(-5.7)	(-2.3)	
(Other SGA expenses)	(-335.0)	(-345.6)	(+10.6)	
Operating profit (loss)	77.0	73.4	+3.6	
(Interest expense, net of interest income)	(-26.0)	(-23.5)	(-2.5)	
(Dividends)	(5.0)	(6.8)	(-1.8)	
(Other-net)	(-10.0)	(-23.5)	(+13.5)	
Income before income taxes and equity in earnings (losses)	46.0	33.2	+12.8	Improvement in gain/loss on investment securities, and liquidation loss of affiliated companies
Provision for income taxes	-26.0	-16.3	-9.7	
Income before equity in earnings (losses)	20.0	16.9	+3.1	
Equity in earnings (losses)-net	13.0	13.4	-0.4	
Net income	33.0	30.3	+2.7	

Gross Trading Profit by Operating Segment

(billions of yen)

	FY2003 Prospects	FY2002 Results	Variance	Major reasons for increase/decrease
Agri-Marine Products	59.5	58.6	+0.9	
Textile	24.5	24.5	+0.0	
Forest Products and General Merchandise	43.5	41.2	+2.3	Increase in domestic subsidiaries
Chemicals	25.5	29.3	-3.8	Decrease in overseas subsidiaries
Energy	30.5	29.6	+0.9	Increase due to new natural resource development project
Metals and Mineral Resources	13.5	14.0	-0.5	
Transportation and Industrial Machinery	54.5	54.4	+0.1	
Utility and Infrastructure	16.0	11.8	+4.2	Increase in orders of infrastructure and railroad projects
Plant and Ship	12.0	13.9	-1.9	Decrease in orders of manufacturing plant
Development and Construction	28.5	34.0	-5.5	Decrease in overseas real estate projects and domestic condominiums
Finance & Logistics Business	6.5	6.5	+0.0	
Telecom & Information (Former IT Business)	23.0	32.6	-9.6	Decrease in PC related subsidiaries
Domestic Branches and Offices	5.0	6.1	-1.1	
Overseas Branches	73.0	72.8	+0.2	
Corporate and Administration etc.	4.5	-4.7	+9.2	
Total	420.0	424.6	-4.6	

Reference

May 9, 2003

Summary of Consolidated Financial Statements for FY2002 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Osaka
Representative: KATSUMATA, Nobuo President and CEO, Director
Enquiries : (Tokyo) Name HONDA, Tsutomu TEL(03)3282-4800
Title General Manager, Media Relations Sec.
Corporate Communications Dept.

Date of Director meeting for FY2002 Financial Results : May 9, 2003

Adoption of US GAAP : YES

1. Consolidated financial results for FY2002 (April 1, 2002 - March 31, 2003)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2002	8,793,303	-2.0	73,371	-	33,166	-
FY2001	8,972,245	-4.9	776	-98.1	-165,155	-

	Net income		Earnings per share	Diluted EPS	Net income/ shareholders' equity	Income before taxes & equity in earnings/ total assets	Income before taxes & equity in earnings/total volume of trading transactions
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
FY2002	30,312	-	20.30	18.96	11.6	0.7	0.4
FY2001	-116,418	-	-77.92	-	-38.4	-3.3	-1.8

(Note) [1] Equity in earnings-net FY2002 13,420 million yen
FY2001 -18,937 million yen

[2] Average number of outstanding shares for the term (Consolidated basis) FY2002 1,493,495,279
FY2001 1,493,990,899

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the previous fiscal year

[5] Total volume of trading transactions is indicated according to Japanese accounting practice

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
March 31, 2003	4,321,482	260,051	6.0	174.15
March 31, 2002	4,805,669	263,895	5.5	176.64

(Note) Number of outstanding shares (Consolidated basis) at March 31, 2003 1,493,264,305
at March 31, 2002 1,493,932,693

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
FY2002	194,788	113,241	-294,001	466,511
FY2001	198,456	74,504	-150,104	466,642

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 327 Affiliated companies 157

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 9 (Excluded) 36 Affiliated companies (Newly included) 9 (Excluded) 13

2. Forecast of consolidated financial results for FY2003 (April 1, 2003 - March 31, 2004)

(millions of yen)

	Total volume of trading transactions	Net income
For the 1st six months ending September 30, 2003	3,900,000	15,000
For the year ending March 31, 2004	8,200,000	33,000

(Reference) Forecasted EPS for the year ending March 31, 2004 22.10 (yen)

(Note) The above forecast is based upon available infomation and assumptions, as of the announcement date, about uncertain factors which would influence upon future businesses.
Actual results might be influenced by various factors in the future.
Assumptions of the above forecast are mentioned in page 12.

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.
Below are our products and services, and some of our major group firms by operating segment.

IT Business: This group is engaged in information technology-related businesses such as IP network infrastructures, overseas communication plants, cellular phones, wholesale and retail sales of hardware and software for personal computers, medical healthcare, BS/CS broadcasting, ASP/ISP, etc., both domestically and internationally.

Subsidiaries: Marubeni Telecom Co., Ltd.(*), Computer Wave Inc. (*)
Affiliated companies: Marubeni Infotec Corporation, Sofmap Co., Ltd., Japan Cablenet Holdings Ltd.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and solid waste businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
Affiliated companies: Uni-Mar Enerji Yatirimlari A.S., EVER POWER IPP

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it deals cargo ships and tankers, and owns, leases and operates a fleet.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line, Ltd.
Affiliated companies: Pt. Chandra Asri, Royal Maritime

Marubeni Corporation

Transportation and industrial machinery: This group imports and exports vehicles, construction machinery, agro-industrial machines, production machinery, environmental and industrial machines, airplanes, defense-related equipment and aerospace-related equipment both domestically and internationally, and markets them in Japan.

Subsidiaries: Marubeni Aerospace Corporation,
Marubeni Auto & Construction Machinery America, Inc.

Affiliated companies: Kubota Europe S.A., Unipres U.S.A. Inc.

Energy: This group focuses on products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, MIECO Inc.

Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd.

Affiliated companies: Toyo-Memory Technology Sdn. Bhd.

Chemicals: This group handles a wide variety of goods ranging from basic chemicals to leading-edge finished products for the information technologies and bio technologies industries for sale both domestically and internationally. Especially, this group focuses on furthering bolster efficient operations in electric-related materials, retail, resource development and environmental area.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation

Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and cardboard, and takes part in afforestation projects both domestically and internationally.

Subsidiaries: Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd.,
Marubeni Building Materials Co., Ltd.

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

Subsidiaries:	Pacific Grain Terminal Ltd., Ten Corporation(*), Cia. Iguaçu de Café Solúvel
Affiliated companies:	Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Subsidiaries:	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd, Marubeni Textile Asia Ltd.
Affiliated companies:	Erawan Textile Co., Ltd.

Development and construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Subsidiaries:	Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd.
Affiliated companies:	Tipness Limited, Koshigaya Community Plaza Corporation

Finance and logistics business: Both in Japan and overseas, this group is involved in investment finance, non-bank business and insurance business in finance area while, in logistics area, it invests in infrastructure and operates forwarding business or third party logistics, improving efficiency of distribution systems in SCM.

Subsidiaries:	Marubeni Logistics Corporation, Marubeni International Finance p.l.c.
Affiliated companies:	Marubeni General Leasing Corporation, Eastern Sea Leam Chabang Terminal Co., Ltd.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Subsidiaries:	IMT Corporation

Marubeni Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company

Affiliated companies: ATC Inc.

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation
Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc.
Marubeni Construction Material Lease Co., Ltd.

(*)Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)
Computer Wave Inc. (JASDAQ)

Management Policies and Business Results

1. Management Policy

(1) Basic Management Policy and Managerial Tasks

On the basis of the '*@ction21 "A" PLAN*' unveiled in November 2001, Marubeni has pursued ever-higher profits in core business areas, reduced expenses, and restored profitability to profits in unprofitable business areas. These efforts have allowed the Company to obtain consolidated net income of 30 billion yen and less than 2.5 trillion yen in consolidated interest-bearing debt, both of which numbered among the numerical targets set under the above plan.

Now, the Company plans to take its profitability and vitality, which were successfully regenerated under the '*@ction21 "A" PLAN*', to the next level. To this end, the Company will embark upon a new three-year medium-term management plan: the '"V" PLAN.'

Under the "V" PLAN, the Company will take as its basic management policy the creation of a robust corporate group composed of portfolio units at the very forefront of their respective industries. Under the auspices of the new plan, risk assets will be reduced and replaced to superior assets, a move expected to make a positive contribution to profit margins. Numerical targets have been set as follows: consolidated net income of 50 billion yen, net interest-bearing debt down to less than 2 trillion yen, and net debt-to-equity ratio down to four to five times or less. Alongside, during the period of implementing the "V" PLAN, the Company plans its capital enhancement. A partial modification of articles of incorporation to enable the Company to issue preferred stocks will be brought up at the regular general shareholders' meeting held in June 2003, allowing the Company to have additional options to make flexible and swift decisions on its capital structure.

Moreover, the Company will implement business strategies tailored to the demands of individual business models, simultaneously ensuring that the utmost emphasis is placed upon risk-return considerations and cash flows. These measures will introduce a new level of robustness to management practices. The positioning of PATRAC (Profit After Tax Less Risk Asset Cost) as the most important performance indicator will continue to be instrumental in this respect, ensuring as it does the pursuit of returns commensurate with the risks involved in a given business. At the same time, selection and concentration will be based upon a system in which portfolio units act as compact consolidated management entities. This business model will give rise to further progress in improving financial structures and reinforcing the Company's profit base.

Marubeni considers compliance with pertinent laws and regulations to be its most important responsibility to society. Hence the establishment of a Compliance Committee and the production of a Compliance Manual during FY2002, steps taken to bolster compliance structures throughout the entire Marubeni Group.

(2) Marubeni's Policy for Corporate Governance

In order to realize open management to society and shareholders, Marubeni will strengthen Corporate Governance and undertake effective and transparent management by:

- Shortening Board Members' term of office from 2 years to 1 year
- Introducing an "Advisory Committee", including external advisors
- Including an external Corporate Auditor to the current Management Remuneration Committee
- Establishing an Auditors' Office in order to strengthen auditors' function

(3) Dividend for FY2002

Providing shareholders with steady dividend payments ranks alongside improving shareholders' equity as one of the important corporate responsibilities. For the last three fiscal years, from FY1999 to FY2001, however, the Company had forgone the payment of cash dividends, in order to prioritize improvement of shareholders' equity.
As for FY2002, the Company plans to pay year-end cash dividends of 3.00 yen per share, as the financial targets set in *'@ction21 "A" PLAN'* have been achieved.
The Company also plans to pay year-end cash dividends of 3.00 yen per share for FY2003.

Financial Results and Conditions

1. Financial Results

Business Environment

During the year under review, the U.S. economy witnessed a slowdown in the recovery in capital investment, but consumer spending made moderate gains in the first half of 2002 thanks to an environment of low interest rates and continued high prices in the housing market, which supported a wealth effect. However, the second half of the year was adversely influenced by falling stock prices and a drop off in improved employment rates, both brought on by a series of highly publicized accounting irregularities at major corporations and stagnation in corporate profits. As a result, business and consumers sentiment worsened and the pace of economic recovery slowed. This situation was exacerbated in the early months of 2003 by increasing international tension related to the situation in Iraq. Concerns among enterprises and households regarding further slowing of the economy heightened as a result.

In Europe, mandatory fiscal constraints by countries having already adopted the euro prevented the adoption of proactive economic policies. This resulted in Germany and other European countries suffering from stock market slumps and layoffs. Predictably, consumer spending fell and as a consequence domestic demand within Europe itself stagnated. Overall growth rates failed to improve significantly from the low figures of the previous year.

In Asia, exports and domestic demand made significant gains in South Korea, Thailand and Malaysia as part of vigorous economic expansion. The Indonesian economy benefited from a consumer-led recovery, with Taiwan and Singapore making similar progress on the back of strong exports. Exports to the U.S. by NIEs and ASEAN countries slowed somewhat from the summer onwards, but exports to China and other Asian countries were steady. Chinese exports continued their strong performance, with internal Chinese demand also benefiting from direct capital influxes. As a consequence, total growth for China in FY2002 came to 8%.

The Russian economy made a strong showing during the year under review due to rising crude oil prices. In contrast, the financial market disruptions and stagnation troubling the economies of Argentina and Brazil showed no signs of abating.

The Japanese economy finally started to show signs of turning the corner on the road to recovery thanks to strong exports. However, consumer spending continued its flat trajectory and the dynamism previously shown by capital investments disappeared due to the troubling employment situation and lower income levels that currently prevail in Japan. A full-scale economic recovery was delayed yet again as a result. From the autumn of 2002 onwards, exports and production levels peaked and the economy headed lower. The Bank of Japan continued its quantitative easing policy in the face of ongoing deflation, but this failed to result in an increased level of lending on the part of financial institutions. The Nikkei 225 Stock Average at the end of March 2003 actually constituted a 21-year low, and was representative of the continuing difficulties and instability faced by financial markets.

Consolidated Financial Results

The summary of consolidated financial results for this term is as follows:

(billions of yen)

	FY2002	FY2001	Variance	
			Amount	%
Total volume of trading transactions	8,793.3	8,972.2	-178.9	-2.0%
Gross trading profit	424.6	436.8	-12.2	-2.8%
Operating profit	73.4	0.8	72.6	-
Income before taxes and equity in earnings	33.2	-165.2	198.3	-
Net income	30.3	-116.4	146.7	-

On a consolidated basis, Marubeni's **total volume of trading transactions** dropped 2.0% to 8,793.3 billion yen.

Total volume of trading transactions, gross trading profit and operating conditions for each operating segment were as follows.

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	FY2002	FY2001	Variance	FY2002	FY2001	Variance
IT Business	386.2	467.1	-81.0	32.6	33.2	-0.6
Utility and Infrastructure	421.9	329.8	92.1	11.8	10.6	1.3
Plant and Ship	736.5	600.7	135.8	13.9	10.3	3.6
Transportation and Industrial Machinery	776.6	774.2	2.4	54.4	52.5	1.9
Energy	2,309.8	2,196.9	112.8	29.6	30.3	-0.7
Metals and Mineral Resources	442.3	476.1	-33.8	14.0	14.6	-0.6
Chemicals	569.9	538.9	31.1	29.3	28.7	0.6
Forest Products and General Mdse	745.8	728.5	17.3	41.2	40.8	0.4
Agri-Marine Products	1,023.5	1,044.8	-21.3	58.6	60.3	-1.7
Textiles	370.3	438.4	-68.1	24.5	28.1	-3.6
Development and Construction	185.8	184.9	0.9	34.0	32.2	1.8
Finance & Logistics Business	37.8	46.5	-8.6	6.5	6.8	-0.3
Domestic Branches and Offices	172.9	297.4	-124.4	6.1	6.6	-0.5
Overseas Corporate Subsidiaries and Branches	1,065.4	1,100.1	-34.7	72.8	74.7	-1.9
Corporate and Elimination etc.	-451.3	-251.9	-199.4	-4.6	7.3	-11.9
Consolidated	8,793.3	8,972.2	-178.9	424.6	436.8	-12.2

IT Business transactions fell 17.3%, or 81.0 billion yen over the previous year as a result of weakness in submarine cable-related business in Asia and a general decline in the PC market. Gross trading profit in this area fell 1.9%, or 0.6 billion yen.

Utility and Infrastructure sales increased 27.9%, or 92.1 billion yen as a result of orders in Southeast Asian power generation and Near and Middle East water pipe projects. Resultantly, gross trading profit increased 12.0%, or 1.3 billion yen in line with the increased sales.

Plant & Ship transactions rose 22.6%, or 135.8 billion yen, over the previous year. These strong results were due to an increase in energy and chemical plant contracts secured mainly in Africa and the Near and Middle East. Complementing this strong performance was a withdrawal from unprofitable businesses in the U.S., which helped to take gross trading profit up 35.3%, or 3.6 billion yen.

Transportation and Industrial Machinery transactions benefited mainly from an upsurge in aircraft-related business, rising 0.3%, or 2.4 billion yen, over the previous year. Due both to this and favourable progress in the industrial machinery business, gross trading profit rose 3.6%, or 1.9 billion yen.

Energy transactions grew due to a rise in oil-related transactions, forcing total sales in the area up 5.1%, or 112.8 billion yen. However, a fall in profits from oil-related businesses brought gross trading profit down 2.2%, or 0.7billion yen.

Metals and Mineral Resources transactions suffered from falling prices in the non-ferrous light metals market, dropping 7.1% or 33.8 billion yen over the previous year. This took gross trading profit down 4.1%, or 0.6 billion yen.

Chemicals transactions were buoyed up by the rise in the price of crude oil and naphtha, with sales of organic and synthetic fibre materials growing to push total sales up 5.8%, or 31.1 billion yen. Gross trading profit also benefited from growth in polyvinyl chloride alkali sales, improving on last year's figure by 2.0%, or 0.6 billion yen.

Forest Products and General Merchandise transactions rose 2.4%, or 17.3 billion yen. Factors here were growth in natural rubber sales and a return to form in the plywood market, which more than offset declines in wood-chip and domestic paper transactions. Gross trading profit rose 1.0%, or 0.4 billion yen as a consequence of cost reduction initiatives in the paper business and attendant gains in profitability.

Agri-marine Products transactions fell 2.0% over the previous year, or 21.3 billion yen as seafood business volume fell. This unfavourable trend combined with the removal from the scope of consolidation of an oil-expressing subsidiary to bring gross trading profit down 2.8% over the previous year, or 1.7 billion yen.

Textile transactions fell 15.5%, or 68.1 billion yen, due to stagnation in the domestic market and a review of low-profit transactions. These factors resulted in gross trading profit declining 12.9%, or 3.6 billion yen.

Development and Construction transactions rose 0.5%, or 0.9 billion yen, over the previous year, as growth in domestic housing projects outweighed a contraction in installation contracts. Improved profit margins were an additional factor in taking gross trading profit up 5.7%, or 1.8 billion yen.

Finance and Logistics Business transactions dropped 18.6%, or 8.6 billion yen, as a result of the removal from the scope of consolidation of certain subsidiaries operating in lease-related businesses. Gross trading profit fell 3.7%, or 0.3 billion yen.

Domestic Branches and Offices transactions fell 41.8%, or 124.4 billion yen, due to the transfer of iron & steel businesses to Marubeni-Itochu Steel Inc. Gross trading profit declined 7.7%, or 0.5 billion yen.

Overseas Corporate Subsidiaries and Branches transactions dropped 3.2%, or 34.7 billion yen, due to the abovementioned transfer of iron & steel businesses to Marubeni-Itochu Steel Inc. Gross trading profit dropped 2.5%, or 1.9 billion yen.

As a result of the above factors, gross trading profit fell 2.8%, or 12.2 billion yen to 424.6 billion yen. However, operating profit climbed 72.6 billion yen to 73.4 billion yen as a consequence of vigilant cost-reduction initiatives reduced selling, general and administrative expenses and a provision for doubtful accounts made in the previous fiscal year to prevent against possible future losses.

Income before income taxes and equity in earnings rose 33.2 billion yen to 198.3 billion yen. The abovementioned increase in operating profit was one factor here, with another being the recording in the previous fiscal year of significant evaluation losses on investment securities and fixed assets.

Income after income taxes and equity in earnings (adopting income tax effects) rose 114.4 billion yen, over the previous year to come to 16.9 billion yen.

Net income rose 146.7 billion yen, to 30.3 billion yen due to the previous year's negative equity in earnings of affiliated companies improving by 32.4 billion yen.

2. Financial Condition

Consolidated Financial Conditions

A summary of consolidated balance sheets at year-end were as follows:

(billions of yen)

	March 31,2003	March 31,2002	Change
Total assets	4,321.5	4,805.7	- 484.2
Shareholders' equity	260.1	263.9	- 3.8
Interest-bearing debt	2,745.0	3,184.9	- 439.9
Net interest-bearing debt (Net debt-equity ratio)	2,264.1 8.71 times	2,712.9 10.28 times	- 448.8 - 1.57 points

	March 31,2003	March 31,2002	Change
Net interest-bearing debt after factoring out impact of FAS No.133 (Net debt-to-equity ratio)	2,223.1 8.55 times	2,673.2 10.13 times	- 450.1 - 1.58 points

Consolidated total assets fell 484.2 billion yen to 4,321.5 billion yen, over the end of the previous fiscal year due to a review of low-profit transactions, business reorganization, and sale of various assets. **Consolidated interest-bearing debt** fell in accordance with the decrease in total assets, dropping 439.9 billion yen, to 2,745.0 billion yen. Net interest-bearing debt after deducting cash and cash equivalents was down 448.8 billion yen to 2,264.1 billion yen. In spite of the net income that was recorded for the year, **shareholders' equity** fell 3.8 billion yen, to 260.1 billion yen due to a decrease in accumulated other comprehensive income (loss). As a consequence, the **net debt-to-equity ratio** improved 1.57 points over the previous year-end of 10.28 times to 8.71 times.

Net cash provided by operating activities came to 194.8 billion yen as a result of the greater efficiency brought on by streamlining receivables and inventories. **Net cash provided by investing activities** rose 38.7 billion yen over the previous year to 113.2 billion yen due to sales and redemption of marketable and investment securities and the collection of loans receivable. Accordingly, **free cash inflow** for the year came to 308.0 billion yen (increase).

Net cash used in financing activities was 294.0 billion yen (decrease), after the abovementioned free cash inflow was applied to reduce interest-bearing debts. **Cash and cash equivalents** at year-end fell 0.1 billion yen over the previous year to 466.5 billion yen.

3. Financial Prospects for Fiscal Year Ending March 31, 2004

Financial prospects for the fiscal year ending March 31, 2004 are as follows.

Consolidated Financial Prospects

(billions of yen)

	FY2003	FY2002
Total volume of trading transactions	8,200.0	8,793.3
Net income	33.0	30.3

Main indicators used in preparing financial prospects for fiscal year ending March 31, 2004

USD 1 = JPY 120 (approximately)
Short-term prime rate (Japan): 1.375%
Long-term prime rate (Japan): 1.4%

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2003	**2002**	**Variance**	**Ratio**
Total volume of trading transactions	¥ 8,793,303	¥ 8,972,245	¥ - 178,942	- 2.0%
Gross trading profit	¥ 424,643	¥ 436,804	¥ - 12,161	- 2.8%
(ratio)	(4.83%)	(4.87%)		
Expenses:				
Selling, general and administrative expenses	- 345,612	- 392,092	46,480	- 11.9%
Provision for doubtful accounts	- 5,660	- 43,936	38,276	- 87.1%
Total	- 351,272	- 436,028	84,756	- 19.4%
Operating profit	73,371	776	72,595	-
Other income (expenses):				
Interest expense, net of interest income	- 23,513	- 29,492	5,979	- 20.3%
Dividends	6,797	7,477	- 680	- 9.1 %
Gain (loss) on investment securities	- 12,732	- 83,814	71,082	-
Gain (loss) on property and equipment	8,530	- 43,636	52,166	-
Other - net	- 19,287	- 16,466	- 2,821	-
Total	- 40,205	- 165,931	125,726	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	33,166	- 165,155	198,321	-
Provision for income taxes	- 16,274	67,674	- 83,948	-
Income (loss) before equity in earnings (losses) of affiliated companies	16,892	- 97,481	114,373	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	13,420	- 18,937	32,357	-
Net income (loss)	¥ 30,312	¥ - 116,418	¥ 146,730	-

*These financial statements are based on US GAAP.

Intentional Blank

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2003	2002	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	¥ 480,842	¥ 471,978	¥ 8,864
Investment securities	13,290	63,949	- 50,659
Notes and accounts receivable - trade:			
Notes receivable	108,048	181,566	- 73,518
Accounts receivable	824,784	919,741	- 94,957
Due from affiliated companies	131,655	182,708	- 51,053
Allowance for doubtful accounts	- 32,068	- 34,213	2,145
Inventories	397,714	439,278	- 41,564
Advance payments to suppliers	67,741	67,074	667
Deferred income taxes	34,594	33,207	1,387
Prepaid expenses and other current assets	175,474	162,271	13,203
Total current assets	2,202,074	2,487,559	- 285,485
Investments and long-term receivables:			
Affiliated companies	364,648	283,944	80,704
Securities and other investments	450,544	553,857	- 103,313
Notes, loans and accounts receivable - trade	356,349	447,595	-91,246
Allowance for doubtful accounts	- 110,462	- 115,341	4,879
Property leased to others, at cost, less accumulated depreciation	201,871	249,781	- 47,910
Total investments and long-term receivables	1,262,950	1,419,836	- 156,886
Net property and equipment	460,331	511,874	- 51,543
Prepaid pension cost	113,005	93,829	19,176
Deferred income taxes	157,335	154,391	2,944
Intangible fixed assets	42,236	48,136	- 5,900
Goodwill	23,553	17,393	6,160
Other assets	59,998	72,651	- 12,653
Total assets	¥4,321,482	¥4,805,669	¥ - 484,187

*According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY2001. Thus, consolidated additional paid-in capital and legal reserve are decreased by ¥129,228 million and ¥18,843 million, respectively, while retained earnings is increased by the same amount for this period.

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2003	2002	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 561,139	¥ 719,254	¥-158,115
Current portion of long-term debt	402,186	528,048	- 125,862
Notes and accounts payable-trade			
Notes and acceptances payable	196,282	222,066	- 25,784
Accounts payable	608,386	624,962	- 16,576
Due to affiliated companies	44,717	52,371	- 7,654
Advance payments received from customers	60,553	58,138	2,415
Income taxes	13,773	10,967	2,806
Deferred income taxes	1,984	1,490	494
Accrued expenses and other current liabilities	216,880	223,912	- 7,032
Total current liabilities	2,105,900	2,441,208	- 335,308
Long-term debt, less current portion	1,902,327	2,048,454	- 146,127
Employees' retirement benefits	9,571	12,893	- 3,322
Deferred income taxes	10,972	6,345	4,627
Minority interests in consolidated subsidiaries	32,661	32,874	- 213
Shareholders' equity:			
Common stock	194,039	194,039	-
Additional paid-in capital	87,765	216,993	- 129,228
Retained earnings (losses)	64,786	- 94,754	159,540
Accumulated other comprehensive loss	- 86,441	- 52,375	- 34,066
Cost of common stock in treasury	- 98	- 8	- 90
Total shareholders' equity	260,051	263,895	- 3,844
Total liabilities and shareholders' equity	¥4,321,482	¥4,805,669	¥ - 484,187

	2003	2002	Variance
Cash and cash equivalents:	¥466,511	¥466,642	¥ - 131
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	¥ - 8,363	¥ 386	¥ - 8,749
Currency translation adjustments, net of reclassification	-72,680	- 51,826	- 20,854
Minimum pension liability adjustment	- 582	- 220	- 362
Net unrealized losses on derivatives	- 4,816	- 715	- 4,101

* At this fiscal year end, 133,527 million yen of the total of "Short-term loans" and "Current portion of long-term debt" are reclassified as long-term debt in accordance with the FAS No. 6 "Classification of short-term obligations expected to be refinanced", since the Company has the intent to refinance these loans on a long-term basis and the possibility of those refinancing are secured by a long-term syndicated Japanese yen loan facility contracted for this period.

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	March 31, 2003		**March 31, 2002**		**Variance**	
Common stock:						
Balance at beginning of year	¥194,039		¥194,039		¥ -	
Balance at end of year	¥194,039		¥194,039		¥ -	
Additional paid-in capital:						
Balance at beginning of year	¥216,993		¥216,993		-	
Transfer to retained earnings (losses)	¥-129,228		-		¥-129,228	
Balance at end of year	¥ 87,765		¥216,993		¥-129,228	
Retained earnings (losses):						
Balance at beginning of year	¥ -94,754		¥ 21,664		¥-116,418	
Net income (loss)	30,312	30,312	-116,418	-116,418	146,730	¥ 146,730
Transfer from additional paid-in capital	129,228		-		129,228	
Balance at end of year	¥ 64,786		¥ -94,754		¥ 159,540	
Accumulated other comprehensive income (loss):						
Balance at beginning of year	¥ -52,375		¥ -90,398		¥ 38,023	
Cumulative effect of accounting changes		-		¥ 1,426		¥ -1,426
Unrealized (losses) gains on investment securities, net of reclassification		-8,749		14,628		-23,377
Currency translation adjustments, net of reclassification		-20,854		24,137		-44,991
Minimum pension liability adjustment		-362		-27		-335
Net unrealized losses on derivatives		-4,101		-2,141		-1,960
Other comprehensive income (loss), net of tax	-34,066	-34,066	38,023	38,023	-72,089	-72,089
Comprehensive income (loss)		¥ -3,754		¥-78,395		¥ 74,641
Balance at end of year	¥ -86,441		¥ -52,375		¥ -34,066	
Cost of common stock in treasury:						
Balance at beginning of year	¥ - 8		¥ - 1		¥ - 7	
Treasury stock sold (repurchased)	- 90		- 7		- 83	
Balance at end of year	¥ - 98		¥ - 8		¥ - 90	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	Year ended March 31		
	2003	2002	Variance
Operating activities			
Net income (loss)	¥ 30,312	¥ - 116,418	¥ 146,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	63,665	71,052	- 7,387
Provision for doubtful accounts	5,660	43,936	- 38,276
Equity in losses (earnings) of affiliated companies- net	- 5,555	31,647	- 37,202
Loss (gain) on investment securities	12,732	83,814	- 71,082
Loss (gain) on property and equipment	- 8,530	43,636	- 52,166
Deferred income taxes	- 657	- 87,378	86,721
Changes in operating assets and liabilities:			
Notes and accounts receivable	76,603	291,263	- 214,660
Inventories	15,637	35,970	- 20,333
Advance payments to suppliers and prepaid expenses and other current assets	- 1,062	- 58,369	57,307
Prepaid pension cost	- 8,819	- 9,322	503
Notes, acceptances and accounts payable	- 13,898	- 148,059	134,161
Advance payments received from customers and accrued and other current liabilities	19,155	13,066	6,089
Income taxes	3,996	- 162	4,158
Other	5,549	3,780	1,769
Net cash provided by operating activities	194,788	198,456	- 3,668
Investing activities			
Proceeds from sales and redemptions of securities and other investments	108,092	224,832	- 116,740
Purchases of securities and other investments	- 82,796	- 158,546	75,750
Proceeds from sales of property and equipment and property leased to others	47,783	19,432	28,351
Purchases of property and equipment and property leased to others	- 59,663	- 76,783	17,120
Collection of loans receivable	165,363	114,806	50,557
Loans made to customers	- 61,523	- 58,879	- 2,644
Other	-4,015	9,642	- 13,657
Net cash provided by investing activities	113,241	74,504	38,737
Free cash flow	308,029	272,960	35,069
Financing activities			
Net decrease in short-term loans	- 53,423	- 29,498	- 23,925
Proceeds from long-term debt	368,218	509,708	- 141,490
Payments of long-term debt	- 609,920	- 632,830	22,910
Sale (purchase) of treasury stock	- 90	- 5	- 85
Other	1,214	2,521	- 1,307
Net cash used in financing activities	- 294,001	- 150,104	- 143,897
Effect of exchange rate changes on cash and cash equivalents	- 14,159	13,975	- 28,134
Net increase (decrease) in cash and cash equivalents	- 131	136,831	- 136,962
Cash and cash equivalents at beginning of year	466,642	329,811	136,831
Cash and cash equivalents at end of year	466,511	466,642	- 131

*These financial statements are based on US GAAP.

Marubeni Corporation

Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

(1) Number of subsidiaries and affiliated companies

	March 31, 2003	March 31, 2002	Variance
Subsidiaries	327	354	-27
Affiliated companies	157	161	-4
Total	484	515	-31

(2) Major Group Firms

Subsidiaries

Overseas 205	Marubeni America Corporation Marubeni Europe p.l.c. Marubeni Hong Kong & South China Ltd. Marubeni International Finance p.l.c. Iguaçu de Café Solúvel
Domestic 122	Marubeni Real Estate Co., Ltd. Marubeni Energy Corporation Marubeni Shiryo Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd.

Affiliated companies

Overseas 103	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 54	Marubeni-Itochu Steel Inc. The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd

(3) Changes

Subsidiaries

Newly included 9	Marubeni Trading (Shenzhen) Limited Marubeni Information Technology (Shanghai) Co., Ltd. Saitama Pet Bottle Recycle Co., Ltd. Others— 6 companies
Excluded	36 companies

Affiliated companies

Newly included 9	The Nisshin Oillio Group, Ltd. Metro Cash & Carry Japan K.K. Jiangyin Nikke Worsted Spinning Co.,Ltd. Others— 6 companies
Excluded	13 companies

2. Change of Accounting Standards

From this term, the Company has adopted Statement of Financial Accounting Standards Statement No. 142 "Goodwill and Other Intangible Assets".

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	Year ended March 31			
		2003		**2002**
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per share)	¥	**30,312**	¥	-116,418
Effect of dilutive securities:				
Convertible debentures		**333**		-
Numerator for diluted earnings (loss) per share	¥	**30,645**	¥	-116,418
Denominator:	*Thousands of shares*			
Denominator for basic earnings (loss) per share - weighted average shares		**1,493,495**		1,493,991
Effect of dilutive securities:				
Convertible debentures		**123,152**		-
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions		**1,616,647**		1,493,991
	Yen			
Basic earnings (loss) per share	¥	**20.30**	¥	-77.92
Diluted earnings (loss) per share	¥	**18.96**	¥	-77.92

The convertible debenture #8 issued in November 1996 was dilutive for FY2002.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Segment Information (continued)

The Company's operating segment information for FY2002 and FY2001, were as follows:

Year ended March 31, 2003 (April 1, 2002 – March 31, 2003)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Chemicals
	Millions of yen						
Total volume of trading transactions:							
Outside customers	¥381,758	¥421,743	¥732,978	¥ 753,677	¥2,308,904	¥414,473	¥547,563
Inter-segment	4,404	107	3,498	22,901	849	27,871	22,365
Total	¥386,162	¥421,850	¥736,476	¥ 776,578	¥2,309,753	¥442,344	¥569,928
Gross trading profit	¥ 32,559	¥ 11,832	¥ 13,866	¥ 54,371	¥ 29,615	¥ 13,984	¥ 29,279
Segment net income (loss)	¥ -7,990	¥ 4,508	¥ 1,277	¥ 3,567	¥ 6,556	¥ 1,923	¥ 2,063
Segment assets	¥245,103	¥232,197	¥392,244	¥ 292,581	¥ 348,338	¥157,820	¥147,420

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Finance and logistics business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥705,421	¥1,006,979	¥366,742	¥185,346	¥ 32,479	¥158,639	¥ 771,859	¥ 4,742	¥ 8,793,303
Inter-segment	40,355	16,534	3,535	494	5,355	14,296	293,508	-456,072	–
Total	¥745,776	¥1,023,513	¥370,277	¥185,840	¥ 37,834	¥172,935	¥1,065,367	¥-451,330	¥ 8,793,303
Gross trading profit	¥ 41,242	¥ 58,559	¥ 24,494	¥ 34,027	¥ 6,523	¥ 6,081	¥ 72,827	¥ -4,616	¥ 424,643
Segment net income (loss)	¥ 4,868	¥ 7,066	¥ 1,934	¥ -205	¥ 3,344	¥ 836	¥ 4,943	¥ -4,378	¥ 30,312
Segment assets	¥299,009	¥ 347,483	¥123,868	¥376,963	¥169,504	¥ 60,764	¥ 491,371	¥ 636,817	¥ 4,321,482

Segment Information (continued)

Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Chemicals
	Millions of yen						
Total volume of trading transactions:							
Outside customers	¥462,716	¥329,565	¥593,155	¥ 756,297	¥2,195,849	¥430,132	¥518,620
Inter-segment	4,427	185	7,539	17,906	1,099	45,965	20,239
Total	¥467,143	¥329,750	¥600,694	¥ 774,203	¥2,196,948	¥476,097	¥538,859
Gross trading profit	¥ 33,205	¥ 10,564	¥ 10,251	¥ 52,466	¥ 30,285	¥ 14,589	¥ 28,694
Segment net income (loss)	¥ -35,647	¥ 1,960	¥ -30,202	¥ -6,250	¥ 5,465	¥ -1,369	¥ 2,111
Segment assets	¥263,365	¥212,807	¥402,287	¥ 329,131	¥ 351,483	¥177,754	¥165,692

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Finance and logistics business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥695,337	¥1,030,882	¥434,724	¥184,018	¥ 39,435	¥276,451	¥ 792,738	¥ 232,326	¥ 8,972,245
Inter-segment	33,147	13,912	3,664	909	7,025	20,912	307,319	-484,248	-
Total	¥728,484	¥1,044,794	¥438,388	¥184,927	¥ 46,460	¥297,363	¥1,100,057	¥-251,922	¥ 8,972,245
Gross trading profit	¥ 40,833	¥ 60,276	¥ 28,134	¥ 32,183	¥ 6,774	¥ 6,585	¥ 74,704	¥ 7,261	¥ 436,804
Segment net income (loss)	¥ 3,060	¥ -6,475	¥ 1,352	¥ -23,362	¥ 447	¥ -1,399	¥ -11,363	¥ -14,746	¥ -116,418
Segment assets	¥331,755	¥ 346,456	¥150,503	¥398,484	¥340,354	¥ 92,549	¥ 563,108	¥ 679,941	¥ 4,805,669

(Note 1) Inter-segment transactions are generally priced in accordance with the prevailing market prices. *Corporate and elimination* includes differences in accounting principles generally accepted in Japan and those in the United States of America.

(Note 2) The figures for *Segment assets* present those for the end of FY2002 and 2001, respectively.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for FY2002 and FY2001, were as follows:

Year ended March 31, 2003 (April 1, 2002 – March 31, 2003)	*Millions of yen*						
	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥5,864,552	¥1,377,302	¥419,611	¥ 407,269	¥ 724,569	¥ -	¥ 8,793,303
Inter-segment	2,030,780	229,484	32,009	153,204	91,279	-2,536,756	-
Total	¥ 7,895,332	¥ 1,606,786	¥451,620	¥ 560,473	¥ 815,848	¥ -2,536,756	¥ 8,793,303
Segment operating profit (loss)	¥ 42,927	¥ 7,307	¥ 6,722	¥ 10,492	¥ 5,728	¥ 195	¥ 73,371
Segment assets	¥ 2,156,364	¥ 374,340	¥163,266	¥ 170,492	¥ 80,894	¥ -118,424	¥ 2,826,932
Other assets							¥ 1,494,550
Total assets							¥ 4,321,482

Year ended March, 2002 (April 1, 2001 – March 31, 2002)	*Millions of yen*						
	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 6,075,145	¥ 1,375,503	¥331,375	¥ 462,370	¥ 727,852	¥ -	¥ 8,972,245
Inter-segment	2,088,630	224,397	34,728	138,102	92,547	-2,578,404	-
Total	¥ 8,163,775	¥ 1,599,900	¥366,103	¥ 600,472	¥ 820,399	¥ -2,578,404	¥ 8,972,245
Segment operating profit (loss)	¥ -14,084	¥ -5,586	¥ 2,578	¥ 12,157	¥ 5,750	¥ -39	¥ 776
Segment assets	¥ 2,397,726	¥ 421,075	¥209,757	¥ 176,279	¥ 88,889	¥ -126,158	¥ 3,167,568
Other assets							¥ 1,638,101
Total assets							¥ 4,805,669

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category are as follows:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Other ----------------- Latin America, Africa

(Note 3) The figures for *Segment assets* and *Other assets* present those for the end of FY2002 and 2001, respectively.

(Note 4) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities. Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Marubeni Corporation

Notes to Consolidated Financial Statements (continued)

Segment Information (continued)

3. Volume of Overseas Trading Transactions

The volume of overseas trading transactions for FY2002 and 2001, were as follows:

FY2002 (April 1, 2002 - March 31, 2003)	*Millions of yen*		
	Total volume of overseas transactions	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	¥1,539,864		17.5
Europe	565,243		6.4
Asia/Oceania	1,370,892		15.6
Other	910,406		10.1
Total	¥4,386,405	¥8,793,303	49.9

FY2001 (April 1, 2001 – March 31, 2002)	*Millions of yen*		
	Total volume of overseas transactions	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	¥1,402,524		15.6
Europe	427,846		4.8
Asia/Oceania	1,467,335		16.4
Other	922,206		10.2
Total	¥4,219,911	¥8,972,245	47.0

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category are as follows:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Other ----------------- Africa, Near and Middle East

(Note 3) Overseas transactions sum up to the export transactions and the offshore transactions of the parent and the subsidiaries in Japan, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Securities and Debt Securities

Available-for-sale securities

(millions of yen)

	March 31, 2003				March 31, 2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	7,947	19	-360	7,606	6,865	463	-251	7,077
Other debt securities	-	-	-	-	-	-	-	-
Total debt securities	7,947	19	-360	7,606	6,865	463	-251	7,077
Marketable equity securities	-	-	-	-	-	-	-	-
Total	7,947	19	-360	7,606	6,865	463	-251	7,077
Non-current:								
Corporate bonds	7,205	252	-	7,457	11,818	486	-477	11,827
Other debt securities	2	-	-1	1	39	-	-1	38
Total debt securities	7,207	252	-1	7,458	11,857	486	-478	11,865
Marketable equity securities	124,353	17,068	-28,832	112,589	161,362	30,406	-27,284	164,484
Total	131,560	17,320	-28,833	120,047	173,219	30,892	-27,762	176,349

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities

(millions of yen)

	March 31, 2003				March 31, 2002			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	5,502	59	0	5,561	56,121	1	-2	56,120
Other debt securities	-	-	-	-	-	-	-	-
Total	5,502	59	0	5,561	56,121	1	-2	56,120
Non-current:								
Corporate bonds	46,120	173	-3,398	42,895	58,484	22	-5,878	52,628
Other debt securities	-	-	-	-	-	-	-	-
Total	46,120	173	-3,398	42,895	58,484	22	-5,878	52,628

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
*In addition to the above stated securities, 182 million yen and 751 million yen of marketable securities for sale are held at March 31, 2003 and at March 31, 2002, respectively.
The net unrealized loss of 5 million yen for FY2002 and 75 million yen for FY2001 have been included in the income statements.

Marubeni Corporation

Notes to Consolidated Financial Statements

Employees' Retirement Benefits

The company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustee for covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments commencing at age 60 or lump-sum payments upon severance.

The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No.87, "Employers' Accounting for Pensions", for their unfunded lump-sum retirement plans and contributory funded pension plans.

The net amount recognized in the consolidated balance sheets of the Company and certain subsidiaries at March 31, 2003 and 2002 were as follows:

(millions of yen)

	March 31, 2003	March 31, 2002
Net amount recognized	109,183	84,173
Prepaid benefit cost (current)	1,642	859
Prepaid benefit cost (non-current)	113,005	93,829
Accrued benefit liability	-9,571	-12,893
Intangible assets	3,032	1,999
Accumulated other comprehensive income, gross of tax	1,075	379

The components of net pension expense of the Company and certain subsidiaries' plans for the years ended March 31, 2003 and 2002 were as follows:

(millions of yen)

	FY2002	FY2001
Net pension expense	11,880	14,406

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31,2003 and 2002 were as follows:

	FY2002	FY2001
Discount rates	2.5%	3.0%
Weighted average rates of increases in future salary levels	3.3%	3.3%
Expected long-term rates of return on plan assets	3.0%	3.0%

For this period, the Company decided to submit a request for an approval to Japan's Ministry of Health, Labour and Welfare, for return of so-called "substitutional portion" (the portion that the Company operates on behalf of the Japanese Government) of Marubeni Pension Fund, introduction to the participants of cash balance pension plan and reduction of pension payment to certain beneficiaries from April 2003.

The Company obtained approval from Japan's Minister of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the substitutional portion of the Marubeni Pension Fund on April 15, 2003.

The relevant one-time profit may be recognized only on the settlement of substitutional portion when the Company returns the past benefit obligation to the Government, according to Emerging Issues Task Force 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities"

Marubeni Corporation

Changes of Executives

At the ordinary general meeting of shareholders, scheduled to be held on June 26, 2003, candidates to be newly assigned as an executive and executives scheduled to resign are as follows;

1) Candidates to be assigned as *Member of the Board*

(date of assignment: June 26, 2003, announced on February 21, 2003)

Name	Current Position
MATSUDA, Akira	Corporate Senior Vice President
ISOGAI, Makoto	Corporate Senior Vice President
NAKAYAMA, Tomoyuki	Corporate Senior Vice President
WATANABE, Susumu	Corporate Senior Vice President

2) *Member of the Board* scheduled to resign

(date of resignation: June 26, 2003, announced on February 21, 2003)

Name	Current Position	After Resignation
ISHIMARU, Yuichi	Member of the Board	Senior Consultant
NISHIDA, Kenichi	Member of the Board	Senior Consultant

3) Candidates to be assigned as *Corporate Auditor*

Name	Current Position
MORI, Toshihiko	Senior Assistant to the Executive Corporate Officer, Audit Dept.

4) *Corporate Auditor* scheduled to resign

Name
OTA, Yasuo